UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68700

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sierra Pacific Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10100 W. Charleston Blvd, STE 214
(No. and Street)

Las Vegas   NV   89135
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Lankowsky   702-998-0600   elankowsky@sierrapacificsecurities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

15 South Main Street, STE 800 Greenville   SC   29601
(Address)   (City)   (State)   (Zip Code)

June 7, 2005   2324
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Lankowsky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sierra Pacific Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of nevada county clark

Signature: _____

Title:
President

Notary Public



NIA JENNINGS
Notary Public   State of Nevada
County of Clark
APPT. NO. 21-0124-01
My App. Expires Sept. 15, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sierra Pacific Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sierra Pacific Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2022.

GreerWalker

Certified Public Accountants
February 28, 2024
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Current assets:	
Cash	$ 183,080
Deposits with/receivables from clearing organization	40,392,214
Receivable from other brokers	273,818
Securities owned, at market value	105,796,607
Prepaid expenses and other assets	95,502
Total current assets	146,741,221
Long term assets:	
Property and equipment, net	9,273
Deferred income tax asset	135,137
Operating lease right-of-use asset, net	31,414
Total long term assets	175,824
Total assets	$ 146,917,045

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 5,083,444
Operating lease liability	28,103
Payable to clearing organization –	
Inventory financing payable	81,394,733
Securities sold short – not yet purchased	21,725,887
Total payable to clearing organization	103,120,620
Accrued taxes payable	1,156,504
Total current liabilities	109,388,671
Member's equity	37,528,374
Total liabilities and member's equity	$ 146,917,045

The accompanying notes are an integral part of these financial statements.

SIERRA PACIFIC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

(1) NATURE OF BUSINESS

Sierra Pacific Securities, LLC (the "Company") is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principal office in Las Vegas, Nevada and operates branch offices in multiple locations throughout the United States of America. The Company is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations, collateralized mortgage obligations, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC").

Adoption of New Accounting Standard
On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of expected credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for expected credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures.

Use of Estimates
The preparation of the financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Receivables

The Company extends credit to its clearing organization and brokers for amounts earned for security transactions completed under the clearing agreements. As of December 31, 2023, no allowance for expected credit losses was recorded by the Company. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in expenses in the accompanying statement of operations. For the year ended December 31, 2023, there were no allowance gains or losses recorded by the Company. Receivables are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of receivables and the risk characteristics of its clearing organization and brokers and lending practices have not changed significantly over time. In addition, receivables are pooled by aging category as the change in risk characteristics is similar as receivables age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Cash and Cash Equivalents

Cash consists of cash held in banks and other broker dealers. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2023. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2023.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets of two or five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the remaining term of the related leases. The Company had $290,335 of accumulated depreciation recognized as of December 31, 2023 and recorded $3,600 of depreciation expense for the year ended December 31, 2023 which is included in office expense on the statement of operations.

Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all securities transactions.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2023, the Company had deposit levels with clearing organizations exceeding the required amount of $100,000.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition
The Company's trading profits are comprised of gains and losses resulting from the sale of investment securities.   These gains and losses are recorded on a settlement date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States. Underwriting revenue is recognized on the day funds are received by the lead underwriter.

Income Taxes
Effective July 1, 2018, the Company converted from an LLC to a company subject to income taxes under subchapter C of the Internal Revenue Code. Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income tax purposes.   Deferred income tax assets and liabilities represent future income tax return consequences for those differences which will either be deductible or taxable when the assets or liabilities are recovered or settled.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2023, no liabilities for uncertain income tax positions were recorded.

Leases
The Company determines if an arrangement is a lease at inception. The operating lease right-of-use asset represents our right to use an underlying asset for the lease term and the operating lease liability represents our obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

(3)   SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $787,110. These securities had a cost of $81,397,985 and are comprised of corporate obligations, bank Certificates of Deposit, municipal and agency securities, collateralized mortgage obligations, and federal obligations.

(4)   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's securities owned, at market value, and securities sold, not yet purchased, are reflected in the Statement of Financial Condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 105,796,607	$ -	$ 105,796,607
Securities sold short, not yet purchased	$ -	$ (21,725,887)	$ -	$ (21,725,887)

Trading securities values are readily determined based on other data values or market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

(4)   FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy. Level 2 instruments primarily include agency mortgage backed securities, corporate debt securities, bank certificates of deposit and municipal securities. Transactions are classified within Level 3 if there are no observable transaction prices or independent pricing sources available or a component of the price is derived from a model with an observable input.

(5)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate, municipal and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates.   Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers.

Securities sold short, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirement may exceed the amount of   the   proceeds   initially   received.

The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements   occur   simultaneously   for   both   sides   of   the   trade.

(5)   TRADING ACTIVITIES AND RELATED RISKS, Continued

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2023, there were one hundred and seventeen futures contracts that had not been settled (notional amount of $11,700,000). These contracts relate to United States Treasuries deliverable in March 2024. Net realized and unrealized gains and losses from futures contracts are included in the commodities – hedging gain (loss) in the accompanying statement of operations. For the period ended December 31, 2023, net realized and unrealized losses on commodities contracts totaled $245,194.

(6)   SUBORDINATED DEBT

During 2018, the Company converted $15,000,000 of members' equity to subordinated term notes assumed by the members of the Company. The Company paid off the notes in 2023. Interest on the subordinated term notes accrued at the stated interest rate per the agreements of 3.75% and was paid annually. Interest expense on the notes totaled $220,000 for the year ended December 31, 2023.

(7)   RENTAL OF OFFICE FACILITIES

The Company occupies an office facility with an initial noncancelable lease terms in excess of one year. The lease agreement terminates in May 2024. The lease has an optional extension of two additional five-year periods; however, the use of this extension is not considered probable and therefore has not been included in the determination of amounts recorded on the financial statements. The lease agreement includes fixed rental payments that increase at pre-determined rates. The Company records the operating lease right of use asset and lease liability based on the present value of lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating lease as of December 31, 2023 is 4.00%.

Rent expense for the year ended December 31, 2023 was $139,971. Future lease obligations under the operating leases are shown in the table below:

Year Ended December 31, 2024	$ 28,728
Total undiscounted cash flows	28,728
Less present value discount	(625)
Total operating lease liability	$ 28,103

(8) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

The Company maintains cash accounts at Bank of America which had bank balances totaling $183,080 on December 31, 2023. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(9) LEGAL CONTINGENCIES

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB ASC Topic 450, "Contingencies: ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.

These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

(10) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000 at December 31, 2023. At December 31, 2023, the Company had computed net capital of $29,464,881, which was in excess of the required net capital level by $29,049,084. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was .212 to 1.

(11) INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

(11) INCOME TAXES, Continued

The temporary differences giving rise to the deferred tax items are as follows as of December 31, 2023:

Assets:	
Operating lease liability	$ 6,857
Sec. 174 capitalization	82,574
Accrued expenses	55,634
Total	145,065
Liabilities:	
Property and equipment	2,263
Operating lease ROU asset	7,665
Total	9,928
Ending deferred tax asset	$ 135,137

Components of the income tax benefit reflected in the statement of operations during the period from January 1, 2023 to December 31, 2023 are as follows:

Current – Federal	$ 1,000,932
Current – State	213,271
Deferred – Federal	357,821
Deferred – State	(3,268)
Total	$ 1,568,756

The Company files tax returns in the U.S. and various state jurisdictions. At December 31, 2023 the tax years 2020 through 2023 remain open to examination under the statute of limitations.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2023

Total members' equity		$ 37,528,374
Adjustments – non-allowable assets-		(239,912)
Net capital before haircuts		37,288,462
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States:		
Exempted securities	3,576,636	
Debt securities	4,043,342	
Other Securities	203,603	
Net haircuts		(7,823,581)
Net capital		29,464,881
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(415,797)
Excess net capital		$ 29,049,084

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 6,236,637
Ratio of aggregate indebtedness to net capital	.2117 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2023

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SIERRA PACIFIC SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2023

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sierra Pacific Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sierra Pacific Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 28, 2024
Greenville, SC

GreerWalker LLP | **GreerWalker Corporate Finance LLC** | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

SIERRA PACIFIC SECURITIES LLC
EXEMPTION REPORT
PURSUANT TO RULE 15c3-3

December 31, 2023

SIERRA PACIFIC SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2023 through December 31, 2023 without exception.

SIERRA PACIFIC SECURITIES, LLC

I,____ERIN LANKOWSKY____, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



_____
Erin Lankowsky, President

2/29/24
_____
Date



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sierra Pacific Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Sierra Pacific Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 28, 2024
Greenville, SC